Mail Stop 3561

Via Fax & U.S. Mail

Mr. James R. Kupferschmid
Principal Executive Officer and Chief Financial Officer
1515 West 20th Street
PO Box 612787
Dallas/Fort Worth International Airport, Texas 75261

      Re: Kitty Hawk, Inc.
                 Form 10-K for the year ended December 31, 2006
                 Filed April 2, 2007
                 File No. 001-32284

Dear Mr. Kupferschmid:

We have reviewed your response letter dated September 27, 2007 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2006

Consolidated Financial Statements

Consolidated Statements of Stockholders' Equity, page F-5

1. We note from your response to our prior comment 5 that in March 2003 you issued warrants to acquire 12,255,315 shares of common stock to the holders of the former 9.95% Senior Secured Notes. We also note from the table included in your response that there were 1,076,705 warrants outstanding at December 31, 2006. However, in Note 2 – Earnings per Share, you disclose that 9,814,886 warrants were issued in March 2003 and as of December 31, 2006 there were 1,271,971 warrants outstanding. Please revise the notes to the financial statements in future filings to be consistent with the amounts included in your response to our prior comment 5.

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief